Exhibit 4.1

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

DISTRIBUTION REINVESTMENT PROGRAM

AS OF MAY 15, 2008

Inland Western Retail Real Estate Trust, Inc., a Maryland corporation (the “Company”), pursuant to its Articles of Incorporation (as amended, the “Articles”) has adopted a Distribution Reinvestment Program (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms are defined in Section X of this program, unless otherwise defined herein.

I.              DISTRIBUTIONS.  As agent for the Stockholders who purchased Shares from the Company pursuant to the Company’s public offerings of its Shares (the “Offerings”) and elect to participate in the DRP (the “Participants”), the Company will apply all distributions paid with respect to the Shares held by each Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the DRP, to the purchase of the Shares for said Participants directly.  Neither the Company nor its Affiliates will receive a fee for selling Shares under the DRP.

II.            PROCEDURE FOR PARTICIPATION.  Any Stockholder who purchased Shares pursuant to the Company’s Offerings may elect to become a Participant by completing and executing the Subscription Agreement or other appropriate authorization form as may be available from the Company.  If the Subscription Agreement is received in good order prior to the record date for the next distribution, participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription or authorization.  Shares generally will be purchased under the DRP on the record date for the Distribution used to purchase the Shares.  Distributions for Shares acquired under the DRP will be paid at the same time as Distributions are paid on Shares purchased outside the DRP and are calculated with a monthly record and Distribution declaration date.  Each Participant agrees that if, at any time prior to listing of the Shares on a national securities exchange, he or she fails to meet the suitability requirements for making an investment in the Company or cannot make the other representations or warranties set forth in the Subscription Agreement, he or she will promptly so notify the Company in writing.

III.           PURCHASE OF SHARES.  Participants will acquire Shares from the Company at a fixed price of $10.00 per Share.  Participants in the DRP may also purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares.  However, a Participant will not be able to acquire Shares under the DRP to the extent such purchase would cause it to exceed the Ownership Limit or other Share ownership restrictions imposed by the Articles.

It is possible that a secondary market will develop for the Shares, and that the Shares may be bought and sold on the secondary market at prices lower or higher than the per Share price which will be paid under the DRP.  However, the Company does not guarantee or warrant that the Participant will be acquiring Shares at the lowest possible price.

If the Company’s Shares are listed on a national securities exchange, the reservation of any Shares authorized for issuance under the DRP, which have not been issued as of the date of such listing, will be canceled, and such Shares will continue to have the status of authorized but unissued Shares.  Those unissued Shares will not be issued unless they are first registered with the Securities and Exchange Commission (the “Commission”) under the Act and under appropriate state securities laws or are otherwise issued in compliance with such laws.

It is understood that reinvestment of Distributions does not relieve a Participant of any income tax liability which may be payable on the Distributions.

IV.           NO SHARE CERTIFICATES.  The Company will not issue certificates evidencing ownership of Shares purchased through the DRP.  The ownership of the Shares will be in book-entry form.

V.            REPORTS.  Within 90 days after the end of the Company’s fiscal year, the Company will provide each Participant with an individualized report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of distribution and amounts of Distributions received during the prior fiscal year.  The individualized statement to Stockholders will include receipts and purchases relating to each Participant’s participation in the DRP.

VI.           TERMINATION BY PARTICIPANT. A Participant may terminate participation in the DRP at any time, without penalty, by delivering to the Company a written notice.  Prior to listing of the Shares on a national securities exchange, any transfer of Shares by a Participant to a non-Participant will terminate participation in the DRP with respect to the transferred Shares.  Upon termination of DRP participation, Distributions will be distributed to the Stockholder in cash.

VII.          AMENDMENT OR TERMINATION OF DRP BY THE COMPANY. The Directors of the Company may by majority vote amend or terminate the DRP for any reason upon 30 days’ written notice to the Participants.

VIII.        LIABILITY OF THE COMPANY. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability: (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; and (b) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account.  To the extent that indemnification may apply to liabilities arising under the Act or the securities laws of a state, the Company has been advised that, in the opinion of the Commission and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

IX.           GOVERNING LAW. This DRP shall be governed by the laws of the State of Maryland.

X.            DEFINED TERMS.

“ACT” means the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder.

“AFFILIATE” means, with respect to any other Person: (i) any Person directly or indirectly owning, controlling or holding, with the power to vote 10% or more of the outstanding voting securities of such other Person; (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held, with the power to vote, by such other Person; (iii) any Person directly or indirectly controlling, controlled by or under common control with such other Person; (iv) any executive officer, director, trustee or general partner of such other Person; and (v) any legal entity for which such Person acts as an executive officer, director, trustee or general partner.

“DIRECTORS” means the members of the Board of Directors of the Company.

“OWNERSHIP LIMIT” means the prohibition on beneficial ownership of more than 9.8%, in number of shares or value, of outstanding equity securities of the Company.

“SHARES” means the shares of voting common stock, par value $.001 per share, of the Company, and “SHARE” means one of those Shares.

“STOCKHOLDERS” means the holders of Shares.